1000 Primera Boulevard, Suite 3130 Lake Mary, FL 32746 (321) 363-5100 tel (443) 638-0277 fax Cary J. Claiborne Chief Financial Officer

November 24, 2008

VIA EDGAR AND FACSIMILE

Division of Corporate Finance
Securities & Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Ed Kelly

Re:	New Generation Biofuels Holdings, Inc.
Registration Statements on Form S-3 (File Nos. 333-151318 and 333-151320)

Dear Mr. Kelly:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, New Generation Biofuels Holdings, Inc. (the “Company”) hereby requests acceleration of effectiveness of the above-referenced Registration Statements to 5:00 p.m. on November 24, 2008, or as soon as possible thereafter.
The Company hereby acknowledges the following:

(a) Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(b) The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(c) The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,